UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

FLO Corporation
__________________________________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.001 per share

__________________________________________________________________________________________________________
(Title of Class of Securities)

339721 10 2

__________________________________________________________________________________________________________
(CUSIP Number)

Jaime Lester
Soundpost Partners, LP
405 Park Avenue, 6th Floor
New York, NY 10022
212-920-8388
__________________________________________________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2008

__________________________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Soundpost Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSON: Soundpost Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON: Soundpost Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSON: Soundpost Capital Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON: HFR HE Soundpost Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON: Jaime Lester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.   Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 17, 2008.

Item 2.   Identity and Background.

This statement is being filed by Soundpost Capital, LP, a Delaware limited partnership, Soundpost Advisors, LLC, a Delaware limited liability company, Soundpost Partners, LP, a Delaware limited partnership, Soundpost Capital Offshore, Ltd., a Cayman Islands exempted company, HFR HE Soundpost Master Trust, a Bermuda trust company and Jaime Lester (collectively, the “Reporting Persons”).  Soundpost Capital, LP and Soundpost Capital Offshore, Ltd. (collectively, “Soundpost”) are both hedge funds and their only business is to make investments.  Soundpost Partners, LP (“Soundpost Partners”) is the investment manager to Soundpost.  Soundpost Advisors, LLC is the general partner of Soundpost Capital, LP.  The principal business address of Soundpost Capital, LP, Soundpost Advisors, LLC and Soundpost Partners, LP is 405 Park Avenue, 6th Floor, New York, NY 10022.  The principal business address of Soundpost Capital Offshore, Ltd. is Queensgate House, South Church Street, Grand Cayman E9 KY1-1108.

HFR HE Soundpost Master Trust (“SMT”) is a trust fund comprised of funds. Soundpost Partners, LP is the trading manager to SMT.  The principal business address of SMT is 10 S. Riverside Plaza, Suite 700, Chicago, IL 60606.

Jaime Lester is the Managing Member of Soundpost Advisors, LLC, the general partner of Soundpost Capital, LP, Soundpost Investments, LLC, the general partner of Soundpost Partners, LP and is the investment manager of SMT.  Mr. Lester is a citizen of the United States of America. His principal occupation is as Managing Member of Soundpost Investments, LLC, and his principal business address is 405 Park Avenue, 6th Floor, New York, NY 10022.

During the last five years, neither Soundpost, Soundpost Partners, SMT nor Mr. Lester has been convicted in a criminal proceeding (excluding misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 0 shares, or 0% of the common stock of the Issuer.  The ownership percentages listed herein are based upon the 2,784,649 shares outstanding as of August 22, 2008, according to the Issuer’s most recent Form 10-Q filing.

As of December 26, 2008, the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of the Issuer.

The trading dates, number of shares purchased and sold and price per share for all transactions in the shares by the Reporting Persons in the past sixty days are set forth in Exhibit 2.  All purchases and sales listed in Exhibit 2 were effected in private transactions.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.   Material to be Filed as Exhibits.

1.           Exhibit 1: Joint Filing Agreement dated February 13, 2009, between Soundpost Capital, LP, Soundpost Advisors, LLC, Soundpost Partners, LP, Soundpost Capital Offshore, Ltd., SMT and Jaime Lester.
2.           Exhibit 2: Schedule of Transactions in the Common Stock of the Issuer

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Soundpost Capital, LP
By:	Soundpost Advisors, LLC, General Partner

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Advisors, LLC

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Partners, LP
	By:	Soundpost Investments, LLC, General Partner
Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Capital Offshore, Ltd.

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Director

HFR HE Soundpost Master Trust

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Investment Manager

Date: February 13, 2009	By:	/s/ Jaime Lester
Jaime Lester

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Shares of FLO Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2009.

Soundpost Capital, LP
	By:	Soundpost Advisors, LLC, General Partner
Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Advisors, LLC

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Partners, LP
	By:	Soundpost Investments, LLC, General Partner
Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

Soundpost Capital Offshore, Ltd.

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Director

HFR HE Soundpost Master Trust

Date: February 13, 2009	By:	/s/ Jaime Lester
Name: Jaime Lester
Title: Investment Manager

Date: February 13, 2009	By:	/s/ Jaime Lester
Jaime Lester

Exhibit 2

Exhibit 2

Transactions in Series B Preferred Stock

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(1)	715,701(1)	(1)
12/26/08(6)	(715,701)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(1)	658,730(1)	(1)
12/26/08(6)	(658,730)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(1)	293,781(1)	(1)
12/26/08(6)	(293,781)(6)	(6)

Transactions in $1.50 Warrants

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	238,384(2)	(2)
12/26/08(6)	(238,384)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	219,756(2)	(2)
12/26/08(6)	(219,756)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	97,414(2)	(2)
12/26/08(6)	(97,414)(6)	(6)

Transactions in $2.00 Warrants

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	238,384(2)	(2)
12/26/08(6)	(238,384)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	219,756(2)	(2)
12/26/08(6)	(219,756)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	97,414(2)	(2)
12/26/08(6)	(97,414)(6)	(6)

Transactions in $0.60 Warrants

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	572,921(2)	(2)
12/26/08(6)	(572,921)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	526,735(2)	(2)
12/26/08(6)	(526,735)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	234,914(2)	(2)
12/26/08(6)	(234,914)(6)	(6)

Transactions in Short-Term $0.60 Warrants

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	160,909(2)	(2)
5/22/08	(80,455)	(4)
12/26/08(6)	(80,454)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	148,335(2)	(2)
5/22/08	(74,168)	(4)
12/26/08(6)	(74,167)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	65,754(2)	(2)
5/22/08	(32,877)	(4)
12/26/08(6)	(32,877)(6)	(6)

Transactions in $0.75 Note Warrants

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	201,137(2)	(2)
5/22/08	(100,568)	(4)
12/26/08(6)	(100,569)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	185,419(2)	(2)
5/22/08	(92,710)	(4)
12/26/08(6)	(92,709)(6)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(2)	82,193(2)	(2)
5/22/08	(41,097)	(4)
12/26/08(6)	(41,096)(6)	(6)

Transactions in 12% Convertible Notes

TRANSACTIONS BY SOUNDPOST CAPITAL, LP

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(3)	201,137(3)	$160,909 (3)
5/22/08	(100,569)	$80,455(5)
12/26/08(6)	(100,568)(6)	(6)

TRANSACTIONS BY SOUNDPOST CAPITAL OFFSHORE, LTD.

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(3)	185,419(3)	$148,335 (3)
5/22/08	(92,710)(3)	$74,168(5)
12/26/08	(92,709)(3)	(6)

TRANSACTIONS BY HFR HE SOUNDPOST MASTER TRUST

Date of Transaction	Number of Shares Purchase/(Sold)	Price per Share
5/21/08(3)	82,193(3)	$65,754 (3)
5/22/08	(41,097)	$32,877(5)
12/26/08(6)	(41,096)(6)	(6)

(1)  On May 21, 2008, the Issuer converted its Series A Preferred Shares into Series B Preferred Shares.  Each Share of series B preferred stock is convertible into 11,255.32 common stock shares at $0.80 per share.

(2)  On May 21, 2008, the Reporting Persons received the warrants listed herein as a result of the Issuer’s conversion of its $3.00 and $4.00 warrants.  Each warrant is convertible into 1 common stock share at the referenced exercise price.

(3)  On May 21, 2008, the Reporting Persons received the convertible notes listed herein as a result of the Issuer’s conversions referenced in Footnotes 1 and 2 above.  The notes are convertible into the number of common stock shares listed for each Reporting Person at $0.80 per share.  The price per share listed herein reflects the price at which the convertible notes were purchased.

(4)  These securities were received as part of the conversions referenced in Footnotes 1 and 2 above and were subsequently sold to a third party for no consideration.

(5)  The price per share listed herein reflects the price at which the convertible notes were sold.

(6)  On December 26, 2008, the Reporting Persons entered into a private assignment and assumption agreement with a third party whereby the Reporting Persons sold all of their rights, obligations, title and interest to and in any of the Issuer’s securities it owned for $1.00.

SK 25147 0001 955077